------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                       Continental Investment Corporation
      -------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.50 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                [-------------]
      -------------------------------------------------------------------
                                 (CUSIP Number)

                               Proskauer Rose LLP
                          Attn: Mark E. Davidson, Esq.
                                 1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
      -------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  May 22, 2001
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(b)(3), or (4), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP No.                                                  Page 2 of [___] Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                                Carol Rahr

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS       ###-##-####


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [_]
                                                                       (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                         [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                              102,800

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                            0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                         102,800

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                       0
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                         102,800

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            5.5%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 per value per share (the "Shares"), of Continental Investment Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.


Item 2.   Identity and Background

          (a) This Statement is filed by Carol Rahr, an individual residing in the State of New York. The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

          (b) and (c)

                The home address of Carol Rahr is 3 Croydon Court, Dix Hills, NY 11745. Carol Rahr is a homemaker.

          (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration

          The purchase of the Company's Common Stock was made with cash by the Reporting Person.

Item 4.   Purpose of Transaction

          (a) The purchase of the Company's Common Stock was made for investment purposes.


Item 5.   Interest in Securities of the Issuer

          (a)   As of May 22, 2001, the Reporting Person is the beneficial owner
                of  102,800  shares  of  the  Company's   Common  Stock,   which
                represents 5.5% of the Company's outstanding Common Stock.

          (b) The Reporting Person has the sole power to vote and to dispose of the 102,800 shares referred to immediately above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On February 28, 2000, Carol Rahr executed an Assignment and Agreement, assigning to her husband, Stewart Rahr, any claims that Carol Rahr may have had against any person or persons arising out of, or as a consequence of, or in connection with the CIC stock that Carol Rahr owns, including without limitation the claims asserted in Stewart Rahr, et al. v. R. Dale Sterritt Jr., et al., Civil Action No. 3:99-CV-0628-G, in the United States District Court for the Northern District of Texas, Dallas Division, and Stewart Rahr v. Grant Thornton LLP, et al., Cause No. 00-01954, in the District Court of Dallas County, Texas, E-101st Judicial District.

          Carol Rahr has executed a written proxy, giving each of Lawrence J. Fossi and Linda Gee the right to vote her shares of the Company's stock at the Special Meeting of Shareholders of the Company to be held on July 3, 2001 beginning at 2:00 p.m., local time, at 10254 Miller Road, Dallas, Texas 75238 (the "Special Meeting"), and any adjournments or postponements thereof July 3, 2001 shareholders meeting. Carol Rahr has granted Mr. Fossi and Ms. Gee discretion about whether to vote her shares or to abstain from voting at the Special Meeting. However, if Mr. Fossi and Ms. Gee do cast the votes of Carol Rahr, then she has instructed them to cast her votes in favor of the proposal to liquidate and dissolve the Company in accordance with the Notice of Special Meeting of Stockholders dated June 13, 2001. Carol Rahr has granted Mr. Fossi and Ms. Gee discretion as to any other matter that may be properly brought before the Special Meeting, or any adjournments or postponements thereof.

          Carol Rahr periodically discusses the Company and her interest in it with her son, Robert T. Rahr, and her daughter, Felicia Rahr, each of whom also owns approximately 100,000 shares of stock in the Company. Further, Robert T. Rahr, Felicia Rahr, and Carol Rahr all periodically discuss the Company and their interest in it with Stewart Rahr. Carol Rahr has no agreement obliging her to vote her shares in conjunction with those owned by Robert T. Rahr or Felicia Rahr; however, based on discussions with Robert T. Rahr and Felicia Rahr, Carol Rahr anticipates that she, Robert T. Rahr, and Felicia Rahr, will continue to discuss with each other and with Stewart Rahr matters relating to the Company. Robert T. Rahr, Felicia Rahr, Carol Rahr, and Stewart Rahr have a common understanding that the proposed liquidation of the Company, the Pooling Agreement between the Company and Stewart Rahr (described at pages 35-36 of the Company's June 13, 2001 Post-Confirmation Disclosure Document), and the
Company's continued prosecution of its claims against Grant Thornton LLP, Holland & Knight LLP, and others, is in the best interests of the Company.


Item 7.   Material to Be Filed as Exhibits

          Proxy dated June 22, 2001.


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2001                                   /s/ Carol Rahr
---------------------------                     --------------------------------
           Date                                     Carol Rahr

                               CONTINENTAL INVESTMENT CORPORATION

                                              Proxy


        The undersigned hereby appoints Lawrence J. Fossi and Linda E. Gee, and each of them, as proxies for the undersigned to act and to vote, with full power of substitution, with the powers of the undersigned as if the undersigned were personally present, at the Special Meeting of Shareholders of Continental Investment Corporation, a Georgia corporation (the "Corporation"), to be held on July 3, 2001 beginning at 2:00 p.m., local time, at 10254 Miller Road, Dallas, Texas 75238 (the "Special Meeting"), and any adjournments or postponements thereof. Further, the undersigned represents and warrants to the Corporation that the undersigned has not signed any ballot or any other proxy in connection with the Special Meeting; and agrees that any such ballot or other proxy shall be deemed fully and finally revoked.

        The undersigned instructs that the votes entitled to be cast by the undersigned be cast (i) for the proposal to approve the liquidation and dissolution of the Corporation in accordance with the Notice of Special Meeting of Stockholders dated June 13, 2001, and (ii) in the discretion of the holder of this proxy on any other matter that may be properly brought before the Special Meeting, or any adjournments or postponements thereof. Notwithstanding the foregoing, the holder of this proxy may, in his or her discretion, abstain from voting on the liquidation and dissolution of the Corporation or on any other matter.

        This Proxy is intended to cover the 100,000 shares of the Corporation hold by the undersigned in her own name as well as the 2,800 shares of the Corporation held for the benefit of the undersigned by Dean Witter Reynolds, Inc.




                                                       /s/ Carol Rahr
                                                       -------------------------
                                                       CAROL RAHR


                                                       Date:  /s/ June 22, 2001
                                                              ------------------